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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53640

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DBS VICKERS SECURITIES (USA) INC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

777 THIRD AVENUE, SUITE 1701

(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	646-930-1906	MICHAELMARRONE@DBS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WITHUMSMITH+BROWN, PC

(Name – if individual, state last, first, and middle name)

200 JEFFERSON PARK, SUITE 400	WHIPPANY	NJ	07981-11070
(Address)	(City)	(State)	(Zip Code)
10/08/2003		100	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ELAINE YU _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DBS VICKERS SECURITIES (USA) INC _____, as of DECEMBER 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MANUEL FIGUEREO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FI6146120
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES MAY 15, 20 22

Sworn before me on
10th day of February, 2022

Notary Public



Signature:

Title:
MANAGING DIRECTOR

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DBS VICKERS SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

DBS VICKERS SECURITIES (USA) INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
DBS Vickers Securities (USA) Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DBS Vickers Securities (USA) Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

February 28, 2022

DBS VICKERS SECURITIES (USA) INC.

Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$ 7,396,130
Commissions and other receivables from affiliates	76,462
Accounts receivable from referral partners	717,610
Prepaid expenses and other assets	53,337
Property and equipment, net	36,465
Operating lease right of use asset	371,420
Security deposit, office space	75,840
Total assets	**$ 8,727,264**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued expenses and other liabilities	$ 231,848
Operating lease liability	371,420
Intercompany payables to parent	379,212
Total liabilities	**982,480**

Stockholder's equity

Common stock, $.01 par value, authorized, issued, and outstanding 1,000 shares	10
Additional paid-in capital	2,684,990
Retained earnings	5,059,784
Total stockholder's equity	**7,744,784**
Total liabilities and stockholder's equity	**$ 8,727,264**

DBS VICKERS SECURITIES (USA) INC.

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies

Nature of Business

DBS Vickers Securities (USA) Inc. (the "Company") is a Delaware corporation which is wholly owned by DBS Vickers Securities Holdings Pte Ltd, a subsidiary of DBS Bank Ltd (the "Parent") based in Singapore. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company relies on the international dealer exception with the Ontario Securities Commission.

The Company operates as a broker-dealer dealing principally in Pacific Rim and other emerging markets' equity securities and effects securities transactions on behalf of U.S. institutional clients through its foreign broker-dealer affiliates on a delivery and/or receipt versus payment basis. The Company's commissions from customers are collected by an affiliate and remitted to the Company monthly. The Company does not hold cash or securities for its institutional customers. Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the United States with United States customers pursuant to the provisions of Rule 15a-6(a)(3).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at a major financial institution. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, cash balances may exceed insured limits. The Company has not experienced any losses in such accounts.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the assets of three years. Leasehold improvements are amortized using the straight-line method over the lesser of their economic useful lives or the term of the lease.

DBS VICKERS SECURITIES (USA) INC.

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies (continued)

Transactions in Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in commissions on the statement of operations.

Allowance for Credit Losses

Under ASC Topic 326, the Company estimates allowance for credit losses based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the current expected credit loss framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company has not provided an allowance for credit losses at December 31, 2021.

Leases

Under ASC Topic 842, the Company determines if an arrangement is a lease at inception. Right of use (ROU) assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of our leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our incremental borrowing rate is a hypothetical rate based on our understanding of what our credit rating would be. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. When determining the probability of exercising such options, the Company considers contract-based, asset-based, entity-based, and market-based factors. Our lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the statement of operations. Our lease agreements generally do not contain any residual value guarantees or restrictive covenants.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

DBS VICKERS SECURITIES (USA) INC.

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax
jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties – COVID-19

The Company continues to monitor and work with the institutional clients to which we provide services to navigate the significant market, operational and economic challenges created by the continuing COVID-19 pandemic. The investment portfolios of these institutional clients continue to be focused on a diversified mix of industries and sectors, and the Company believes they have effectively and efficiently responded to the challenges posed by COVID-19 and related orders imposed by state and local governments. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain, but the Company believes it has a sufficient level of liquidity to support its capital needs. The Company does not expect to incur any material COVID-19 related contingencies.

DBS VICKERS SECURITIES (USA) INC.

NOTES TO FINANCIAL STATEMENT

2. Property and equipment

Details of property and equipment at December 31, 2021 are as follows:

Leasehold improvements	$ 35,470
Computer hardware	11,684
	47,154
Less accumulated depreciation and amortization	10,688
	$ 36,465

Fully depreciated and obsolete property and equipment were written off in November 2021. Details are as follows:

Leasehold improvements	$ 109,649
Furnitures and fixtures	61,350
Office equipment	1,400
Computer software	21,785
Computer hardware	152,717
	$ 346,900

Depreciation and amortization expense is approximately $24,521 for the year ended December 31, 2021.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative net capital requirement, permitted by Rule 15c3-1, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2021, the Company's net capital was $6,784,929, which was $6,534,929 in excess of its minimum requirement of $250,000.

4. Deferred taxes

The components of the Company's net deferred tax asset, which represent the tax effects of net operating loss carryforwards and temporary differences between the financial statement amounts and the tax bases of assets and liabilities, consist of the following:

As of December 31, 2021, the Company had net operating loss carryforward of approximately $324,000 for federal income tax purposes. Net operating loss carryforward of approximately $232,000, which were generated prior to 2018 expire through 2037. However, net operating loss generated after December 31, 2017 of approximately $92,000 can be carried forward indefinitely, but limited to offset 80% of taxable income. The Company also had approximately $659,000 and $794,000 of unused net operating loss carryforwards for New York state and New York city, respectively. The net operating loss carryforwards will begin to expire in the year 2035 if not utilized prior to that date.

DBS VICKERS SECURITIES (USA) INC.

NOTES TO FINANCIAL STATEMENT

5. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in a financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses for these counterparties.

6. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i). The Company does not hold customers' cash or securities and therefore, did not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The Company is also exempt because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 are limited to investment banking activities.

7. Related party transactions

Substantially all of the Company's commission revenue is derived from effecting securities transactions on behalf of customers, primarily United States institutional investors, with its affiliates in the Pacific Rim and other emerging markets. The Company pays clearing fees to its affiliates based on customer trading activity. Clearing fees paid to the Company affiliates amounted to approximately $514,000 for the year ended December 31, 2021, pursuant to a clearing arrangement with the Parent and its affiliates. The Company's commissions from customers are collected by an affiliate and remitted to the Company monthly after deducting clearing fees owed to the affiliates. As a result, there are no clearing fees payable to affiliates. Commissions receivable from customers (net of clearing fees), pending collection by its affiliate, amounted to approximately $32,000 as of December 31, 2021.

The Company also receives commissions from its participation in an affiliate's investment banking activity in relation to its trades made to the Company's customers. Such commissions receivable are allocated by the affiliate based on the most current estimates and amounted to approximately $44,000 for the year ended December 31, 2021.

In 2017, the Company entered into Referral Agreements with Siebert Williams Shank & Co., formally known as The Williams Capital Group, and Academy Securities, (the "Alliance Partners"), both minority-owned U.S. SEC registered broker-dealers, whereby they may, from time to time, present their securities services including public and private underwritings of debt and equity securities. Our parent, DBS Bank, may refer certain of its clients (the "Clients") to the Company which may introduce such Clients to the Alliance Partners pursuant to the terms of the Referral Agreement. During 2021, the Referral Agreement yielded gross revenue for the Company of approximately $952,000 from Academy Securities and approximately $326,000 from Siebert Williams Shank & Co., of which $639,000 was paid to DBS Bank. At December 31, 2021, approximately $379,000 remains payable to the Parent as noted on the Statement of Financial Condition.

The Company has amounts due to affiliates for advances in the normal course of business. As of December 31, 2021, no balances were payable to affiliates.

DBS VICKERS SECURITIES (USA) INC.

NOTES TO FINANCIAL STATEMENT

8. Right of Use Asset and Lease Liability

On January 7, 2021, the Company entered into an operating lease agreement for new office space commencing on May 1, 2021 and ending on April 30, 2024. A security deposit of $75,840 was placed in connection with this lease.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease and has no other short-term leases. The lease does not contain a renewal option but can be extended month to month at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has recorded on its Statement of Financial Condition as of December 31, 2021 for the right of use asset of $371,420, offset by lease liabilities of $371,420. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate on May 1, 2021 of 0.4%.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2021, are as follows:

Year Ending December 31	Lease ($)	Less Discount Amount ($)	Total Lease Liability ($)
2022	159,896	1,141	158,755
2023	159,896	504	159,392
2024	53,299	26	53,273
	373,091	1,671	371,420

The cost for operating lease was approximately $212,000 for the twelve months ended December 31, 2021 and operating cash flow paid for lease liabilities during the same period was $212,000.

9. Customer Transactions

In the normal course of business, the Company effects, as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31, 2021, there were no estimated losses due to nonperforming parties. All open transactions at December 31, 2021 settled with no resultant loss being incurred by the Company.

10. Subsequent Events

The Company has evaluated subsequent events and transactions that occurred after December 31, 2021 through February 28, 2022, which is the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.